ONCOLYTICS BIOTECH INC.

Annual and Special Meeting of Holders of
Common Shares of
Oncolytics Biotech Inc. (the "Issuer")

May 5, 2009

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

General Business			Outcome of Vote
1.	The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed		Carried
	(a)	Bradley G. Thompson
	(b)	Douglas Ball
	(c)	Ger Van Amersfoort
	(d)	William A. Cochrane
	(e)	Jim Dinning
	(f)	Ed Levy
	(g)	J. Mark Lievonen
	(h)	Robert B. Schultz
	(i)	Fred A. Stewart
2.	The appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting		Carried
Votes by Ballot
Special Business		Outcome of Vote	Votes For	Votes Against
1.	The approval of an increase in the number of common shares reserved for issuance pursuant to the stock option plan of the Issuer	Carried	5,138,791	1,894,213